Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
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Morgan Lewis
COUNSELORS AT LAW



Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

AUG 14 2003

Exemption Number 82-3437

August 13, 2003

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Corporación Financiera del Valle S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Corporación Financiera del Valle S.A. (the "Company"), a corporation organized under the laws of Colombia, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company.

Enclosed herewith is an English language translation of the Company's Special General Shareholders Meeting held in two sessions on July 1 and 2, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Philadelphia Washington New York Los Angeles Miami Harrisburg Pittsburgh
Princeton Northern Virginia London Brussels Frankfurt Tokyo

Exemption Number 82-3437

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Flavio A. Cardoso

Enclosure

cc: Corporación Financiera del Valle S.A.
Luis H. Ustariz

Morgan, Lewis & Bockius LLP
Eduardo Vidal

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE OF SESSION No. 013

In the city of Santiago de Cali, the first day (1) of the month of July of two thousand and three (2003), at 4 :30 p.m., in the Board Room of the Corporación Financiera del Valle S.A. Floor 23, was held the Extraordinary General Meeting of Shareholders with Preferential Dividend and without a Voting Right of the Corporación Financiera del Valle S.A., by notice of meeting made by means of notice published in the newspapers El Pais and La República, in its editions 19.105 and 16.295 respectively on Friday thirteen of June, 2003, in compliance with the Regulations of Article 31 of the Articles of Incorporation.

The text of the summoning published notice was as follows :

"THE PRESIDENT OF THE CORPORACION FINANCIERA DEL VALLE S.A.
CALLS :

For the Extraordinary General Meeting of Shareholders with Preferential Dividend and without a Voting Right that shall be held on July 1 of 2003 in the premises of the Corporación Financiera del Valle S.A. in the Calle 10 No. 4-47, 23rd Floor, beginning 4 :30 p.m.

Likewise he calls for the Extraordinary General Meeting of Shareholders with Preferential Dividend and without a Voting Right, that shall be held on July 2 of 2003 from 10 :00 A.M. in the Room 5, 9th floor of the Executive Club, located at Avenue 4 North No. 23DN-65 of Cali.

The Agenda shall be the following for each meeting.

1. Quorum verification.
2. The Agenda Reading
3. Amendment of the Articles of Incorporation - Increase of the Authorized Capital.
4. Capitalization of the Corporation - Shares Issuance
5. Appointment of the Commission to study and approve the meeting minute on behalf of the Assembly.

To the shareholders who may not attend personally to the Meetings, please appoint an attorney to be represented, by a written document addressed to the Chairman of the Corporation, indicating the name of the proxy holder, and the name of the person to whom he may substitute the power , and the kind of shares represented.

ALEJANDRO ZACCOUR URDINOLA
Chairman

Cali, June 13, 2003

I. ATTENDANCE VERIFICATION

The Chairman asked the Secretary to inform about the number of shares attending the meeting or duly represented and he pointed out of the 9.298.994 shares issued by the Corporation of this kind of shares there were 7.129.208 shares with Preferential Dividend and without a voting right, which represents the 76.67% as follows:

SHAREHOLDER	No. of Shares	Represented by	Capacity
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo	Proxy
Fiducolombia S.A. Rule 144 A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo	Proxy
Colombiana de Licitaciones Y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillon	Proxy
Duque Salazar Nestor	14	Nestor Duque Salazar	On his own
Obligatory Pension Fund Porvenir	2.614.455	Cecilia Garzón Castrillón	Proxy
Londoño Galvis Alfredo	19.202	Alfredo Londoño Galvis	On his own
Quintero Correa Yesid Antonio	28.072	Yesid Correa Yesid Antonio	On his own
Salomon Zaidan Luis Carlos	30.634	Luis Carlos Salom Zaidan	On his own
Sarria de Mora Maria Helena	4.188	Maria Helena Sarria de Mora	On his own
	7.129.208		

II. AGENDA CONSIDERATIONS

Unanimously the shareholders approved the following agenda according the summoning made by the Chairman of the Corporation:

1. Attendance Verification
2. Reading of the Agenda
3. Articles of Incorporation amendment.
4. Capitalization of the Corporation – New Issue
5. Nomination of the Commission that on behalf the of the Assembly studies and approves the Meeting Minute.

III. AMENDMENT TO ARTICLES OF INCORPORATION - CAPITAL INCREASE

Following the Agenda, the Chairman announced the shareholders that the Board of Directors of the Corporation shall submit to the Extraordinary General Meeting of Shareholders and to the Shareholders with Preferential Dividend and without a voting right that shall be held tomorrow, the amendment of the Article 6 of the Articles of Incorporation, consisting in the increase of the authorized capital of the Corporation from $800 million to $1.000 million, that is to say, from 80 million to 100 million shares, in order to make a stock issue up to $20.000 million, represented in 20 million of shares.

The Chairman of the Corporation pointed out to the shareholders the reasons why the Board of Directors proposed the aforementioned amendment in order to increase the capital: In this sense the Chairman remembered the shareholders that in the last General Shareholders Meeting held on March 28, they were informed in the management report submitted by the Board of Directors and the Chairman to the consideration of the assembly.

Immediately he read the text of the amendment of Article Six of the Articles of Incorporation of the Corporation, that shall be submitted for the approval of the Assembly tomorrow July 2, with which the assembly agreed.

ARTICLE SIX.- CAPITAL The authorized capital of the Corporación Financiera del Valle S.A. is of One Thousand Million Pesos ($1.000.000.000.00) Colombian legal money, divided in One Hundred Million (100.000.000) shares with a par value of ten pesos (10.00) Colombian legal money each. SOLE PARAGRAPH: The authorized capital shall be divided in Ordinary Shares and Shares with a Preferential Dividend and without a voting right.

IV. CAPITAL INCREASE OF THE CORPORATION - STOCK ISSUE

Following the agenda, the Chairman informed that the Articles of Incorporation of the Corporation stipulate the regulations of the shares placement may confer the holders with Preferential Dividend and without a voting right, priority to subscribe ordinary shares in equal conditions to the Ordinary Shareholders, in which case could exclusively be issued ordinary shares.

Based in the above and taking into account the reasons mentioned in item III of the calendar, the Board of Managing of the Corporation submits to this meeting and to the meeting to be held tomorrow the proposal of an issuance up to 20 million of ordinary shares exclusively, pursuant to the regulation hereby copied:

SHARES PLACEMENT REGULATIONS

The Board of Directors of the Corporación Financiera del Valle S.A. duly authorized by the Banking and Securities Superintendence, according to Resolutions Nos. 700 and 725 of July 11 and 17, 2003, respectively, and No. 401 of July 22, 2003, and by the Extraordinary general Shareholders Meeting according to Minutes Nos. 13 and 56 of 2003.

RESOLVES

ARTICLE ONE.- To issue and place TWENTY MILLION ORDINARY SHARES (20.00.000) of a par value of Ten Pesos ($10.00) each.

ARTICLE TWO.- The shares of this issuance shall be offered with priority to the ordinary shareholders and to the shareholders with Preferential Dividend and without a voting right who appear registered in the Book of Shares Registry and Lien by the date the Board of Directors of the Corporation approved this regulation, in the ratio in which they themselves or their assignees have, by the date of the offering, over the Corporate capital.

ARTICLE THREE.- The proportion in which said shareholders shall be entitled to subscribe shall be of 0.302916558 ordinary shares for each share they have by the date of the offering.

PARAGRAPH.- The possible residues by fractions of shares does not entitle to subscribe an additional share, but can be negotiated by the shareholders as to complete whole shares.

ARTICLE FOUR.- Offering Publication. Within the following FIFTEEN (15) labor days after the authorization of this issuance by the Banking and Securities Superintendence, which ever the last could be, the Chairman of the Corporation, or his substitute shall offer the shares hereby referred to, by means of a notice published in a newspaper widely delivered.

ARTICLE FIVE.- The Corporation shareholders can exercise their priority right to subscribe shares herein described within the following fifteen (15) labor days after publishing this offering.

ARTICLE SIX.- The non subscribed shares within the period mentioned in the previous article, shall be offered to the shareholders that have used their priority right, who must submit their offerings within the ten (10) labor days following the expiry date of the priority subscription. If there is a demand for a number of shares higher than the available, an allocation of shares among the interested shareholders shall be made, pro rata of the subscribed shares by them in the first round.

ARTICLE SEVEN.- Shares not allocated within the terms herein, shall return to be reserved to the disposal of the Board of Directors.

ARTICLE EIGHT.- To be subscribed, the price of each share shall be of ONE THOUSAND ($1.000) PESOS.

ARTICLE NINE.- The shares subscribed in any of the events herein must be paid in cash at the subscription time.

The payment of the shares can be done in any of the premises of the Corporation in the country.

ARTICLE TEN.- Every share issued under this regulations shall be entitled to the payment resulting from the period of 2003, once in compliance with all the legal dispositions the legal or statutory appropriations have been ordered.

ARTICLE ELEVEN.- The right to priority subscription referred to in Article Five, is negotiable from the date of the offering notice pursuant to the dispositions of Article 389 of the Commercial Code.

ARTICLE TWELVE.- All the terms set up in these regulations expire in the determined day, by the closing time of the Corporation activities of that day. In case the expiration day is a Saturday, Sunday of holiday, the following labor day shall be deemed as the expiration date.

ARTICLE THIRTEEN.- The Board of Directors shall clear up the doubts that may arise with respect to the interpretation and application of these Regulations.

ARTICLE FOURTEEN.- In case a shareholder subscribes shares hereby issued and therefore acquires the ten percent (10%) or more of the subscribed shares of the Corporation, or increases his participation above this percentage, included those hereby issued, must obtain previously to the subscription an authorization of the Banking Superintendence.

The Meeting of Shareholders with Preferential Dividend and without a Voting Right, on account of the Chairman's explanations agreed with the issuance of 20 million exclusively ordinary shares, pursuant to the read regulations, which was approved with the votes of 5.728.188 shares, given that the representative of Fondos Fiducolombia S.A. GDR Program Corfivalle and Fiducolombia S.A. Rule 144A ADR Program Corfivalle do not vote, as the proxy granted was only to attend the meeting.

V. APPOINTMENT OF THE COMMISSION THAT ON BEHALF OF THE ASSEMBLY WILL STUDY AND APPROVE THE MEETING MINUTES.

Being exhausted the agenda, the Extraordinary General Shareholders Meeting of the Corporación Financiera del Valle S.A., with the authority granted by Article 36 of the Articles of Incorporation appointed a commission integrated by Cecilia Garzón Castrillón and Yesid Antonio Quintero Correa to study and approve the Minute No. 013 of the General Shareholders Meeting of July 1 of 2003, on its behalf.

Exhausted the agenda and by request of one of the shareholders, doctor Alejandro Zaccour explained the last normative amendments and their incidence in the results of the Corporation until May of 2003.
With no more topics to deal with, he thanks the shareholders for their attendance to the Extraordinary Meeting and adjourns it.

Being 5:30 P.M. and having no mote topics on the agenda adjourns the meeting.

THE CHAIRMAN

Alejandro Zaccour Urdinola

THE SECRETARY

Oscar Campo Saavedra

Cali, July 2, 2003

Sirs
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:
We approve the Minute No. 013 corresponding to the Extraordinary General Shareholders with Preferential Dividend and Without a Voting Right Meeting of the Corporation, held on July 01 of 2003 as deputies.

Sincerely

CECILIA GARZON CASTRILLON

YESID QUINTERO CORREA

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE OF SESSION No. 056

In the city of Santiago de Cali, the Second day (2) of the month of July of two thousand and three (2003), at 10:00 a.m., in the Room 5, 9th Floor of the Executives Club located at Avenue 4 North No. 23D-65 of Cali, was held the Extraordinary General Shareholders with Preferential Dividend and without a voting right Meeting of the Corporación Financiera del Valle S.A., by notice made by means of notice published in the newspapers El Pais and La República, in its editions 19.105 and 16.295 respectively on Friday thirteen of June, 2003, in compliance with the Regulations of Article 31 of the Articles of Incorporation.

The text of the summoning published notice was as follows :

"THE PRESIDENT OF THE CORPORACION FINANCIERA DEL VALLE S.A.
CALLS :

For the Extraordinary General Meeting of Shareholders with Preferential Dividend and without a Voting Right that shall be held on July 1 of 2003 in the premises of the Corporación Financierá del Valle S.A. at Calle 10 No. 4-47, 23rd Floor, beginning 4 :30 p.m.

Likewise he calls for the Extraordinary General Meeting of Shareholders with Preferential Dividend and without a Voting Right, that shall be held on July 2 of 2003 from 10 :00 A.M. in the Room 5, 9th floor of the Executive Club, located at Avenue 4 North No. 23DN-65 of Cali.

The Agenda shall be the following for each meeting.

1. Quorum verification.
2. The Agenda Reading
3. Amendment of the Articles of Incorporation - Increase of the Authorized Capital.
4. Capitalization of the Corporation - Shares Issuance
5. Appointment of the Commission to study and approve the meeting minute on behalf of the Assembly.

To the shareholders who may not attend personally to the Meetings, please appoint an attorney to be represented, by a written document addressed to the Chairman of the Corporation, indicating the name of the proxy holder, and the name of the person to whom he may substitute the power , and the kind of shares represented.

ALEJANDRO ZACCOUR URDINOLA
Chairman

Cali, June 13, 2003

I. ATTENDANCE VERIFICATION

The Chairman asked the Secretary to inform about the number of shares attending the meeting or duly represented and he pointed out of the 9.298.994 shares issued by the Corporation of this kind of shares there were 7.129.208 shares with Preferential Dividend and without a voting right , which represents the 76.67% as follows:

SHAREHOLDER	No. of Shares	Represented by	Capacity
Amalfi S.A	4.880.142	Mario Scarpetta Gnecco	Leg. Repr.
Banco Andino Colombia S.A. In Liquidation	4.758.000	Mario Ruiz	Proxy
Banco de Bogotá.	6.090.774	Nubia Montes de Occa De Tobon	Proxy
Banco de Occidente	1.581.853	Bernardo Escobar	Proxy
Banco Popular	4.727.523	José María Dominguez	Proxy
Cementos del Valle S.A.	1.828.601	Alejandro Zuluaga	Proxy
Factoring de Los Andes S.A.	22.170	Cecilia Garzon Castrillon	Proxy
Federación Nal. de Cafeteros de Colombia – Own resources	2.747.251	Amparo Murillo Betancourt	Proxy
Federación Nal. De Cafeteros Comité Dptal.	2.148.454	Amparo Murillo Betancourt	Proxy
Federación Nal. de Cafeteros, as Administrator of the National Coffee Fund	1.205.947	Amparo Murillo Betancourt	Proxy
Fondo de cesantías Porvenir	1.000.000	Cecilia Garzón Castrillon	Proxy
Obligatory Pensions Fund Porvenir	653.541	Cecilia Garzón Castrillon	Proxy

SHAREHOLDER	No. of Shares	Represented by	Capacity
Voluntary Pensions Fund Porvenir	500.000	Cecilia Garzón Castrillon	Proxy
Industrias de Envases S.A.	871.015	Vicente Borrero	Poxy
Ingenio del Cauca S.A.	32.471	Vicente Borrero	Proxy
Ingenio Providencia S.A.	3.203.688	Vicente Borrero	Proxy
Scarpetta Gnecco Mario	653.586	Mario Scarpetta Gnecco	Himself
Scarpetta Gnecco Lilly	646.984	Sonia Lopez Solarte	Proxy
Scarpetta de Piedrahita Gloria	646.822	Sonia López Solarte	Proxy
Scarpetta Gnecco Consuelo	20.650	Sonia Lopez Solarte	Proxy
Valencia Jorge Alberto	2.221	Jorge Alberto Valencia	Himself
	38.221.693		

Shares with Preferential Dividend and Without a Voting Right

SHAREHOLDER	No. of Shares	Represented by	Capacity
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo	Proxy
Fiducolombia S.A. Rule 144 A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo	Proxy
Colombiana de Licitaciones Y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillon	Proxy
Obligatory Pensions Fund Porvenir	2.814.455	Cecilia Garzon Castrillón	Proxy
	7.047.100		

II. AGENDA CONSIDERATIONS

Unanimously the shareholders approved the following agenda according the summoning made by the Chairman of the Corporation:

1. Attendance Verification
2. Reading of the Agenda
3. Articles of Incorporation amendment – Increase of the Authorized Capital.
4. Capitalization of the Corporation – New Issue
5. Nomination of the Commission to study and approve on behalf of the Assembly the Meeting Minute.

III. ARTICLES OF INCORPORATION AMENDMENT - CAPITAL INCREASE

Following the Agenda, the Chairman announced the shareholders that the Board of Directors of the Corporation shall submit to the Extraordinary General Meeting of Shareholders and to the Shareholders with Preferential Dividend and without a voting right that shall be held tomorrow, the amendment of the Article 6 of the Articles of Incorporation, consisting in the increase of the authorized capital of the Corporation from $800 million to $1.000 million, that is to say, from 80 million to 100 million shares, in order to make a stock issue up to $20.000 million, represented in 20 million of shares.

The Chairman of the Corporation pointed out to the shareholders the reasons why the Board of Directors proposed the aforementioned amendment in order to increase the capital: In this sense the Chairman remembered the shareholders that in the last General Shareholders Meeting held on March 28, they were informed in the management report submitted by the Board of Directors and the Chairman to the consideration of the assembly.

Immediately he read the text of the amendment of Article Six of the Articles of Incorporation of the Corporation, that shall be submitted for the approval of the Assembly tomorrow July 2, with which the assembly agreed.

ARTICLE SIX.- CAPITAL The authorized capital of the Corporación Financiera del Valle S.A. is of One Thousand Million Pesos ($1.000.000.000.00) Colombian legal money, divided in One Hundred Million (100.000.000) shares with a par value of ten pesos (10.00) Colombian legal money each. SOLE PARAGRAPH: The authorized capital shall be divided in Ordinary Shares and Shares with a Preferential Dividend and without a Voting Right.

IV. CAPITAL INCREASE OF THE CORPORATION - STOCK ISSUE

Following the agenda, the Chairmen informed that the Articles of Incorporation of the Corporation stipulate that the regulations of the shares placement may confer the holders with Preferential Dividend and without a voting right, priority to subscribe ordinary shares in equal conditions to the Ordinary Shareholders, in which case could exclusively be issued ordinary shares.

Based in the above and taking into account the reasons mentioned in item III of the calendar, the Board of Managing of the Corporation submits to this meeting and to the meeting to be held tomorrow the proposal of an issuance up to 20 million of ordinary shares exclusively, pursuant to the regulation hereby copied:

SHARES PLACEMENT REGULATIONS

The Board of Directors of the Corporación Financiera del Valle S.A. duly authorized by the Banking and Securities Superintendence, according to Resolutions Nos. 700 and 725 of July 11 and 17, 2003, respectively, and No. 401 of July 22, 2003, and by the Extraordinary general Shareholders Meeting according to Minutes Nos. 13 and 56 of 2003.

RESOLVES

ARTICLE ONE.- To issue and place TWENTY MILLION ORDINARY SHARES (20.00.000) of a par value of Ten Pesos ($10.00) each.

ARTICLE TWO.- The shares of this issuance shall be offered with priority to the ordinary shareholders and to the shareholders with Preferential Dividend and without a voting right who appear registered in the Book of Shares Registry and Lien by the date the Board of Directors of the Corporation approved this regulation, in the ratio in which they themselves or their assignees have, by the date of the offering, over the Corporate capital.

ARTICLE THREE.- The proportion in which said shareholders shall be entitled to subscribe shall be of 0.302916558 ordinary shares for each share they have by the date of the offering.

SOLE PARAGRAPH.- The possible residues by fractions of shares does not entitle to subscribe an additional share, but can be negotiated by the shareholders as to complete whole shares.

ARTICLE FOUR.- Offering Publication. Within the following FIFTEEN (15) labor days after the authorization of this issuance by the Banking and Securities Superintendence, which ever the last could be, the Chairman of the Corporation, or his substitute shall offer the shares hereby referred to, by means of a notice published in a newspaper widely delivered.

ARTICLE FIVE.- The Corporation shareholders can exercise their priority right to subscribe shares herein described within the following fifteen (15) labor days after publishing this offering.

ARTICLE SIX.- The non subscribed shares within the period mentioned in the previous article, shall be offered to the shareholders that have used their priority right, who must submit their offerings within the ten (10) labor days following the expiry date of the priority subscription. If there is a demand for a number of shares higher than the available, an allocation of shares among the interested shareholders shall be made, pro rata of the subscribed shares by them in the first round.

ARTICLE SEVEN.- Shares not allocated within the terms herein, shall return to be reserved to the disposal of the Board of Directors.

ARTICLE EIGHT.- To be subscribed, the price of each share shall be of ONE THOUSAND ($1.000) PESOS.

ARTICLE NINE.- The shares subscribed in any of the events herein must be paid in cash at the subscription time.

The payment of the shares may be done in any of the premises of the Corporation in the country.

ARTICLE TEN.- Every share issued under this regulations shall be entitled to the payment resulting from the period of 2003, once in compliance with all the legal dispositions the legal or statutory appropriations have been ordered.

ARTICLE ELEVEN.- The right to priority subscription referred to in Article Five, is negotiable from the date of the offering notice pursuant to the dispositions of Article 389 of the Commercial Code.

ARTICLE TWELVE.- All the terms set up in these regulations expire in the determined day, by the closing time of the Corporation activities of that day. In case the expiration day is a Saturday, Sunday of holiday, the following labor day shall be deemed as the expiration date.

ARTICLE THIRTEEN.- The Board of Directors shall clear up the doubts that may arise with respect to the interpretation and application of these Regulations.

ARTICLE FOURTEEN.- In case a shareholder subscribes shares hereby issued and therefore acquires the ten percent (10%) or more of the subscribed shares of the Corporation, or increases his participation above this percentage, included those hereby issued, must obtain previously to the subscription an authorization of the Banking Superintendence.

The Meeting of Shareholders with Preferential Dividend and without a Voting Right, on account of the Chairman's explanations agreed with the issuance of 20 million exclusively ordinary shares, pursuant to the read regulations, which was approved with the votes of 5.728.188 shares , given that the representative of Fondos Fiducolombia S.A. GDR Program Corfivalle and Fiducolombia S.A. Rule 144A ADR Program Corfivalle do not votes, as the proxy granted was only to attend the meeting.

V. APPOINTMENT OF THE COMMISSION THAT ON BEHALF OF THE ASSEMBLY WILL STUDY AND APPROVE THE MEETING MINUTES.

Being exhausted the agenda, the Extraordinary General Shareholders Meeting of the Corporación Financiera del Valle S.A., with the authority granted by Article 36 of the Articles of Incorporation appointed a commission integrated by Cecilia Garzón Castrillón and Yesid Antonio Quintero Correa to study and approve the Minute No. 013 of the General Shareholders Meeting of July 1 of 2003, on its behalf .

Exhausted the agenda and by request of one of the shareholders, doctor Alejandro Zaccour explained the last normative amendments and their incidence in the results of the Corporation until May of 2003.

With no more topics to deal with, he thanks the shareholders for their attendance to the Extraordinary Meeting and adjourns it.

Being 5:30 P.M. and having no mote topics on the agenda adjourns the meeting.

THE CHAIRMAN THE SECRETARY

Alejandro Zaccour Urdinola Oscar Campo Saavedra

Cali, July 2, 2003

Sirs
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:
We approve the Minute No. 013 corresponding to the Extraordinary General Shareholders with Preferential Dividend and Without a Voting Right Meeting of the Corporation, held on July 01 of 2003 as deputies.

Sincerely

AMPARO MURILLO BETANCOURT CECILIA GARZON CASTRILLON

This is a true and fair translation of an original document, copy of which has been taken for future confrontations made by Maria Claudia Salazar Mejía, Official Translator registered before the Ministry of Foreign Affairs.

MARIA CLAUDIA SALAZAR MEJIA
OFICIAL TRANSLATOR